Veronica Lah Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4130 VLah@manatt.com

August 29, 2022

Via EDGAR

Mr. Michael Killoy
Division of Corporation Finance, Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc. Form S-4 Filed July 15, 2022 File No. 333-266167

Dear Mr. Killoy:

This letter sets forth the updated response of Impac Mortgage Holdings, Inc., a Maryland corporation (“we,” “us,” “our” or the “Company”), to the comment letter dated July 27, 2022 from the Division of Corporation Finance, Office of Mergers & Acquisitions (the Staff) of the United States Securities and Exchange Commission (“SEC”) providing comments (the Comments) on the Company’s Registration Statement on Form S-4, File No. 333-266167 (the “Form S-4” or the “Registration Statement”). For convenience of reference, the Staff’s Comments are reprinted below in bold, and are followed by the response of the Company. We are also separately providing to you a copy of Amendment No. 2 to the Form S-4, filed with the Securities and Exchange Commission on August 29, 2022 (the “Amendment”), together with a redline showing all changes made from Amendment No. 1 to the Form S-4 filed on August 1, 2022 (the “1st Amendment”). This letter reflects discussions held with the Staff in response to the 1st Amendment.

Manatt, Phelps & Phillips,  LLP 2049 Century  Park East, Suite 1700,  Los  Angeles, California 90067 Tel: 310.312.4000  Fax: 310.312.4224

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Michael Killoy

August 29, 2022

Form S-4 filed on July 15, 2022

General

1.	COMMENT: You state that tendering security holders will receive cash, except if the issuance of cash would violate the Cash Consideration Restrictions, which you state later in the offer materials is likely to be the case. We have concerns about an offer structure in which tendering security holders will not know the form of consideration they will receive when making their tender decision. We note that this is not a cash/stock election offer, where tendering holders can opt to receive one form of consideration versus another. Even where their ability to receive either form of offer consideration will be pro rated based on the elections of other tendering holders, a cash/stock election offer provides some ability for tendering holders to influence what they will receive. We have concerns that the structure of your offer is inconsistent with your basic disclosure obligations under Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please revise or advise. Your analysis should explain why you are including the possibility of receiving cash in the offer, when you state in the prospectus that you believe the Company will be prevented from issuing cash due to the Cash Consideration Restrictions.

RESPONSE: The Company acknowledges the Staff’s comment. We have revised the prospectus to indicate that the Company’s Board of Directors will determine prior to the closing of the Exchange Offers whether holders of Series B Preferred Stock and holders of Series C Preferred Stock will receive cash or stock consideration.  The Company will publicly announce that determination at least five (5) business days prior to the closing of the Exchange Offers and has amended its exchange offer materials to reflect that determination as required by applicable law.

2.	COMMENT: We note that motions for class certification are currently pending before a court and if granted, will result in an award of attorneys fees and costs. The consideration to be paid for tendered shares would be reduced by the amount of any attorneys fees and costs awarded. You state that where a motion has been filed but is not decided before the closing of the Exchange Offers, you may pay a portion of the Series B Consideration and Series B Remainder Consideration into an escrow account until all claims relating to the fees and costs motion have been adjudicated, at which point the amounts in escrow will be released on a pro rata basis to tendering security holders. Please provide your analysis as to how such a delay of payment for tendered shares is consistent with your prompt payment obligation under Rule 14e-1(c).

Michael Killoy

August 29, 2022

RESPONSE: The Company acknowledges the Staff’s comment. The Company, recognizing that the originally-proposed Exchange Offer consideration constitutes a portion of a “common fund” that benefits the holders of Series B Preferred Stock, will, upon closing of the Exchange Offer, and pursuant to an August 25, 2022 order of the Circuit Court for Baltimore City (the “Circuit Court”), set aside cash/shares of Series D Preferred Stock and Common Stock for payment of fees and awards to class counsel in connection with the Plaintiff Series B Award Motions, as defined in the Registration Statement. Any cash will be deposited with the registry of the Circuit Court and any securities will be deposited with a third-party custodian or escrow agent approved by class counsel for the holders of Series B Preferred Stock. If any excess remains from such common fund following final disposition of fees and awards to class counsel or other litigation participants, then such amount will be distributed in accordance with a further order from the Circuit Court and in compliance with all applicable laws to all holders/former holders of Series B Preferred Stock as of the date the Exchange Offer expires, or such other date determined by the Circuit Court, and whether or not such holders participated in the Exchange Offer. Accordingly, participation in the Exchange Offer is not a precondition to receiving any such amounts as long the conditions to consummation of the Exchange Offer are satisfied. Since the disposition of the common fund is not part of the Exchange Offer, we believe this mechanism satisfies the prompt payment obligation required under Rule 14e-1(c). We have revised our disclosures accordingly which now includes a fixed amount of consideration to be paid to Series B Preferred Stock holders in connection with the Exchange Offer and subsequent redemption. See, e.g., the disclosures in the Summary section of the Prospectus/Consent Solicitation in the forepart of the Registration Statement and under the heading “The Exchange Offers and the Consent Solicitation.”

3.	COMMENT: We note the following statement that appears here and elsewhere in the prospectus: "We also reserve the right, notwithstanding the satisfaction of any conditions to the Exchange Offers, to terminate or amend the Exchange Offers." Reserving the right to cancel or terminate the Exchange Offers even if all offer conditions have been satisfied raises concerns that they are illusory offers in violation of the prohibition on manipulative tender offer practices in Exchange Act 14(e). Please revise.

Michael Killoy

August 29, 2022

RESPONSE: We previously revised the Registration Statement to remove the reference to canceling or terminating the Exchange Offers even if all conditions have been satisfied.

4.	COMMENT: Refer to the following assertion in this section of the prospectus: "The failure by us to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed a continuing right which may be asserted at any time and from time to time on or before the Expiration Date." Please revise. If an offer condition is "triggered" by events that occur on or before the Expiration Date, you must promptly advise security holders whether you will terminate the Exchange Offers, or waive the condition and proceed with them. You may not, as implied by this disclosure, wait to make that determination.

RESPONSE: We previously revised the Registration Statement to remove the aforementioned sentence.

Should you have any questions or require any additional information, please contact the undersigned at (310) 312-4130 or by email at VLah@manatt.com.

Sincerely yours,

Veronica Lah